UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-29472

(Check One) ☑  Form 10-K  ☐  Form 20-F ☐  Form 11-K  ☐ Form 10-Q
☐  Form 10-D ☐ Form N-SAR  ☐ Form N-CSR
For period Ended: December 31, 2004

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full name of registrant:

Amkor Technology, Inc.

Former name, if applicable:

N/A

Address of principal executive office (Street and number):

1345 Enterprise Drive

City, State and Zip Code:

West Chester, PA 19380

PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

As previously reported on Form 8-K, filed on January 10, 2005 with the Securities and Exchange Commission, on January 5, 2005 certain of Amkor Technology, Inc.’s wholly owned subsidiaries entered into an unconditional guarantee of Amkor’s obligations under its outstanding registered debt securities. As a result of these subsidiary guarantees and in order to comply with Rule 3-10(f) and (i) promulgated under Regulation S-X by the Securities and Exchange Commission, Amkor must include in the footnotes to its audited financial statements additional condensed consolidating financial information relating to the subsidiary guarantors. Amkor represents that due to the timing of the subsidiary guarantees and the complexity of the disclosures required, it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 by the prescribed filing deadline without unreasonable effort or expense. Amkor will file its Form 10-K no later than fifteen calendar days following the prescribed due date.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kenneth T. Joyce (480) 821-5000

(Name) (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☑ Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☑ Yes   ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced on Amkor’s Press Release dated February 8, 2005, Amkor reported fourth quarter sales of $453.3 million, down 8% from the third quarter of 2004 and down 1% from the fourth quarter of 2003. Amkor’s fourth quarter net loss was $36.1 million, or ($0.21) per share, compared with net income of $22.6 million, or $0.13 per share, in the fourth quarter of 2003. Amkor’s fourth quarter 2003 net income included a $7.3 million gain on the sale of a marketable security partially offset by $5.2 million in debt retirement costs associated with the repurchase of convertible notes.

For the full year 2004, Amkor’s sales were $1.9 billion, up 19% over the full year 2003. For 2004, Amkor’s loss from continuing operations was $37.5 million or ($.21) per share, compared with a loss from continuing operations for the year 2003 of $52.4 million or ($.31) per share. In 2003, Amkor recognized a gain from discontinued operations of $54.6 million or $.32 per share.

Amkor Technology, Inc.

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005	By: /s/ Kenneth T. Joyce

Kenneth T. Joyce
Chief Financial Officer